NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT 10:00 A.M. ON MAY 10, 2022

APRIL 5, 2022

IN LIGHT OF THE CONTINUALLY EVOLVING NEWS, GUIDELINES AND REQUIREMENTS RELATED TO COVID-19, THE CORPORATION WILL BE STRICTLY RESTRICTING PHYSICAL ACCESS TO THE MEETING TO REGISTERED SHAREHOLDERS AND FORMALLY APPOINTED PROXYHOLDERS, AND WILL NOT BE PERMITTING ANY OTHERS (INCLUDING BENEFICIAL SHAREHOLDERS THAT HOLD THEIR SHARES THROUGH A BROKER OR OTHER INTERMEDIARY) TO ATTEND.

PREDICTMEDIX INC.

77 King Street West, Suite 3000, Toronto, Ontario, M5K 1G8

Telephone: (647) 889-6916 Email: Rahul.kushwahphd@gmail.com

www.predictmedix.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of shareholders (collectively, the "Shareholders") of PredictMedix Inc. (the "Corporation") will be held at 77 King Street West, Suite 3000, Toronto, Ontario on Tuesday, May 10, 2022, at 10:00 a.m. (Toronto time), for the following purposes:

(1) to receive the consolidated financial statements of the Corporation for its fiscal years ended January 31, 2021 and January 31, 2020, the accompanying auditor reports thereon, and related management discussion and analysis;

(2) to re-elect Sheldon Kales, Rahul Kushwah, Tomas Sipos and Ajit Kumar as directors of the Corporation;

(3) to re-appoint Harbourside CPA LLP as the auditor of the Corporation for the fiscal year ending January 31, 2022 and to authorize the directors to fix remuneration to be paid to the auditors for the fiscal year ending January 31, 2022; and

(4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the management information circular (the "Circular") accompanying this notice of Meeting (the "Notice of Meeting").

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited at the office of the registrar and transfer agent of the Corporation, National Securities Administrators Ltd. at Attention: Proxy Department by email to proxy@transferagent.ca or via fax to 1 (604) 559-8908, or by mail, Attention: Proxy Department, Suite 702 - 777 Hornby Street, Vancouver, BC V6Z 1S4, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

While as of the date of this Notice of Meeting, the Corporation intends to hold the Meeting in a physical face-to-face format, the Corporation is continuously monitoring the ongoing COVID-19 situation. In light of the rapidly evolving news, guidelines and requirements related to COVID-19, the Corporation asks that, in considering whether to attend the Meeting in person, Shareholders and proxyholders follow, among other things, the instructions of the Public Health Agency of Canada and any applicable additional provincial and local instructions, guidelines and requirements. All Shareholders are strongly encouraged to vote prior to the Meeting by any of the means described in the Circular, the form of proxy or other materials provided by an intermediary.

The Corporation reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 situation. Changes to the Meeting date and/or means of holding the Meeting may be announced by way of press release. The Corporation does not intend to prepare or mail an amended Notice of Meeting and/or Circular in the event of changes to the Meeting date or format.

As provided in the Business Corporations Act (British Columbia), the directors have fixed a record date of April 4, 2022. Accordingly, persons who are registered as Shareholders on the books of the Corporation at the close of business on April 4, 2022, are entitled to notice and to vote at the Meeting.

If you are a non-registered shareholder of the Corporation and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, or a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each, an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Toronto, Ontario this 5th day of April, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Sheldon Kales"
Name: Sheldon Kales
Title: President, Chief Executive Officer and Director

PREDICTMEDIX INC.

77 King Street West, Suite 3000, Toronto, Ontario, M5K 1G8

Telephone: (647) 889-6916 Email: Rahul.kushwahphd@gmail.com

www.predictmedix.com

MANAGEMENT INFORMATION CIRCULAR

As at April 5, 2022 (unless otherwise indicated)

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by management of PredictMedix Inc. (the "Corporation") for use at the annual general meeting (the "Meeting") of the holders (collectively, the "Shareholders") of common shares of the Corporation (each, a "Common Share") to be held on Tuesday, May 10, 2022, at the time, place and for the purposes set forth in the accompanying notice of Meeting (the "Notice of Meeting").

COVID-19 Pandemic

In light of ongoing concerns related to the COVID-19 pandemic and the Province of Ontario's emergency measures concerning public gatherings, the Corporation is encouraging Shareholders and guests not to attend the Meeting in person. Instead, Shareholders are encouraged to vote on the matters before the Meeting by proxy. Should the prevailing advice from provincial authorities require or recommend any additional change(s) to the Meeting, updates will be posted on the Corporation's website.

Management Solicitation of Proxies

The solicitation of proxies by management of the Corporation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation to any of the directors, officers and employees of the Corporation. The Corporation does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Corporation has requested brokers and nominees who hold Common Shares in their respective names to furnish the proxy materials to their customers who are NOBOs (as defined below), and the Corporation will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

The Common Shares represented by the accompanying form of proxy (if the same is properly executed in favour of Sheldon Kales, President and Chief Executive Officer ("CEO") or failing him, Rahul Kushwah, Chief Operating Officer ("COO"), together the management nominees, and is received at the offices of the National Securities Administrators Ltd. (the "Transfer Agent") not later than 10:00 a.m. (Toronto time) on Friday, May 6, 2022, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting) will be voted at the Meeting, and where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specifications made. In the absence of such a specification, such Common Shares will be voted IN FAVOUR of such matter. The form of proxy sets out specific instructions for completing and returning the proxy in order to be properly counted at the Meeting.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the annexed Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters.

Each Shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a Shareholder, to attend and act for him and on his behalf at the Meeting. Any Shareholder wishing to exercise such right may do so by inserting in the blank space provided in the accompanying form of proxy the name of the person whom such Shareholder wishes to appoint as proxy and by duly depositing such proxy, or by duly completing and depositing another proper form of proxy.

Revocation of a Proxy

A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited with the Corporation c/o the Transfer Agent at the address set out in the proxy, at any time up to and including the close of business on Friday, May 6, 2022, or thereafter with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

Registered Shareholders

If you are a registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting. Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed form of proxy and returning it to the Transfer Agent, Attention: Proxy Department by email to proxy@transferagent.ca or via fax to 1 (604) 559-8908, or by mail, Attention: Proxy Department, Suite 702-777 Hornby Street, Vancouver, BC V6Z 1S4, at any time up to and including 10:00 a.m. (Toronto time) on Friday, May 6, 2022.

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information. Have your form of proxy available when you access the website of the Transfer Agent at www.eproxy.ca. You will be prompted to enter your control number which is located on the proxy. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

In all cases, to be represented at the Meeting, proxies submitted must be received no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

Advice to Beneficial Shareholders

The information set out in this section is of significant importance to those Shareholders who do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

The Corporation does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by his, her or its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Common Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Common Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Common Shares.

Beneficial Shareholders consist of non-objecting beneficial owners (each, a "NOBO") and objecting beneficial owners (each, an "OBO"). A NOBO is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An OBO means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Corporation is not sending proxy-related materials directly to NOBOs of the Common Shares. The Corporation will not pay for the delivery of proxy-related materials to OBOs of the Common Shares under NI 54-101 and Form 54-101F7 - Request for Voting Instructions Made by Intermediary. The OBOs of the Common Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Circular are to registered Shareholders, unless specifically stated otherwise.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the applicable federal laws of Canada and the provincial laws of British Columbia. The proxy solicitation rules of the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of Canadian securities laws applicable to the Corporation. Shareholders should be aware that disclosure requirements under the Canadian securities laws applicable to the Corporation differ from the disclosure requirements under United States securities laws.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Corporation have fixed April 4, 2022 as the record date (the "Record Date") for determining persons entitled to receive notice and to vote at the Meeting. Only those Shareholders who are recorded as such record holders as at the close of business on the Record Date may attend the Meeting or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above and have their Common Shares voted at the Meeting.

The Common Shares are listed for trading on the Canadian Securities Exchange (the "CSE") and the OTCQB Venture Market ("OTCQB"). As of the Record Date, there were 109,051,292 Common Shares issued and outstanding, each carrying the right to one (1) vote per Common Share.

To the knowledge of the Board and executive officers of the Corporation, no person or Corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares other than Sheldon Kales, who holds 29,041,000 Common Shares or approximately 26.6% of the issued and outstanding Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS

Unless otherwise stated, a simple majority of affirmative votes cast at the Meeting is required to pass the ordinary resolutions described herein. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

PRESENTATION OF FINANCIAL STATEMENTS

The annual financial statements of the Corporation for the financial years ended January 31, 2021 and January 31, 2020, together with the auditor's report thereon and the related management's discussion and analysis, all of which may be obtained from SEDAR at www.sedar.com, will be presented to Shareholders at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

The following table sets out the names of management's four (4) nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment (for the five (5) preceding years), the period of time during which each has been a director of the Corporation and that number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.

Name and Residence of Proposed Directors	Principal Occupation and Present Offices Held	Director Since	Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Sheldon Kales(1) Ontario, Canada	Director, President and CEO of the Corporation. Mr. Kales is also a Director of DeepSpatial Inc. since December 22, 2020.	September 23, 2019	29,041,000
Rahul Kushwah Ontario, Canada	Director and COO of the Corporation. Mr. Kushwah also acts as a Director and CEO of DeepSpatial Inc. since December 22, 2020. Scientist and researcher for various institutions.	December 12, 2018	8,000,000

Name and Residence of Proposed Directors	Principal Occupation and Present Offices Held	Director Since	Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Tomas Sipos(1) Ontario, Canada	Director of the Corporation. Mr. Sipos acts as the Chief Financial Officer ("CFO") of Pistil Partners Inc. He is also a Director of DeepSpatial Inc. since December 22, 2020.	September 23, 2019	450,000
Ajit Kumar(1) London, United Kingdom	Entrepreneur, Director of the Corporation.	September 23, 2019	Nil.

Notes:

(1) Member of the Audit Committee of the Board.

(2) The information as to Common Shares beneficially owned or over which control or direction is exercised is not within the knowledge of the Corporation, and therefore has been sourced from SEDI filings.

Cease Trade Orders and Bankruptcies

For purposes of the disclosure in this section, an "order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

Except as disclosed below, none of the proposed directors, including any personal holding company of a proposed director:

(a) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, CEO or CFO of any company (including the Corporation) that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as a director, CEO or CFO of the company; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as a director, CEO or CFO of the company; or

(b) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director, or

(e) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

B. Appointment of Auditors and Fixing the Remuneration

At the Meeting, Shareholders will be asked to pass an ordinary resolution to re-appoint Harbourside CPA LLP as auditors of the Corporation for the fiscal year ending January 31, 2022, and to authorize the directors of the Corporation to fix the remuneration to be to be paid to the auditors for the fiscal year ending January 31, 2022. Harbourside CPA LLP was appointed as the auditor of the Corporation on September 23, 2019.

Shareholders will be asked to approve the resolution appointing the auditors and authorizing the directors to fix their remuneration. To be approved, the resolution must be passed by the majority of the votes cast by the holders of Common Shares at the Meeting. Management recommends a vote FOR the resolution approving the appointment of the auditor and authorizing the directors to fix the auditor's remuneration.

AUDIT COMMITTEE

The Corporation's audit committee (the "Audit Committee") is responsible for the Corporation's financial reporting process and quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Corporation's financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Corporation's external auditors. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors. The full text of the charter of the Corporation's Audit Committee (the "Audit Committee Charter") is attached hereto as Schedule "A". The Audit Committee Charter was adopted on January 31, 2011.

Composition of the Audit Committee

The Audit Committee is comprised of the following:

Name	Independent(1)	Financially Literate(2)
Sheldon Kales	No	Yes
Tomas Sipos	Yes	Yes
Ajit Kumar	Yes	Yes

Notes:

(1) A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

(2) An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Relevant Education and Experience

Name of Member	Relevant Experience and Qualifications
Sheldon Kales	Mr. Kales is a serial entrepreneur and a business leader. He has extensive leadership experience in managing and operating research and development operations of technology companies across the United States, Canada and the Middle East. He has also served as a director and/or officer of several publicly listed companies.
Tomas Sipos	Mr. Sipos has longstanding experience in corporate finance and investment banking and served as a senior executive of several companies including Vice President, Mergers and Acquisitions of Ernst &Young (Toronto) and Managing Director of Investment Banking European Privatization & Investment Corporation and Senior Investment Banker for the International Finance Corporation. Mr. Sipos holds a (Honors) Bachelor of Science in chemical engineering from Queen's University and a MBA from the University of Toronto, Rotman School of Business.
Ajit Kumar	Mr. Kumar serves as founder and managing director of K-Med Limited, one of the largest suppliers of medical equipment and healthcare supplies in the United Kingdom. Prior to that, he was the founder of a health care equipment company
(Health Care Equipment Co.) which was later acquired by HCE Medical Group, UK.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor with was not adopted by the Board.

Pre-Approval Policies and Procedures

In the event that the Corporation wishes to retain the services of the Corporation's external auditors for any non-audit services, prior approval of the Audit Committee must be obtained.

Audit Fees

In the following table, "audit fees" are fees billed by the Corporation's external auditor for services provided in auditing the Corporation's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Corporation's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

 The aggregate fees billed by the Corporation's external auditor in the last two fiscal years, by category, are as follows:

	Year ended January 31, 2021 ($)	Year ended January 31, 2020 ($)
Audit fees	23,000	25,500
Audit related fees	0	0
Tax fees	0	0
All other fees	2,613	0

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Corporation or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Corporation or any of its subsidiaries (if any);

"NEO" or "Named Executive Officer" means:

(a) each individual who served as CEO of the Corporation, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b) each individual who served as CFO of the Corporation, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c) the most highly compensated executive officer of the Corporation or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year, and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

The Corporation's NEOs for each of the Corporation's two most recently completed financial years were: Sheldon Kales, President and CEO, Rahul Kushwah, COO and Rakesh Malhotra, CFO.

Compensation Discussion and Analysis

This section sets out the objectives of the Corporation's executive compensation arrangements, the Corporation's executive compensation philosophy and the application of this philosophy to the Corporation's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in fiscal year 2021 with respect to the NEOs. The Corporation considers the following objectives when determining compensation arrangements for the NEOs: (i) retaining an executive critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

A variety of factors are considered when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all executive officers of the Corporation. The Board typically does not position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, a variety of factors are considered, such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by the other companies in comparative industries, and pay equity considerations.

Elements of Named Executive Officer Compensation

The compensation paid to the Corporation's NEOs generally consists of two primary components: a base salary; and long-term incentives in the form of stock options ("Options"), restricted share units ("RSUs"), and deferred share units ("DSUs", and together with Options and RSUs, "Awards") granted under the Corporation's current Omnibus Equity Incentive Plan adopted by the Board on November 21, 2021 (the "Plan"). The key features of these two primary components of compensation are discussed below:

1. Base Salary

Base salary recognizes the value of an individual to the Corporation based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Corporation competes for talent. Base salaries for the NEOs are reviewed annually. Any change in base salary of a NEO is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role such executive officer played in such corporate performance.

2. Long-Term Incentives

The Corporation provides long-term incentives to its NEOs in the form of Awards granted pursuant to the Plan as part of its overall executive compensation strategy. The Corporation believes that granting Awards serve the Corporation's executive compensation philosophy in several ways, including: by helping to attract, retain, and motivate talent; aligning the interests of the NEOs with those of Shareholders by linking a specific portion of the officer's total pay opportunity to the share price; and by providing long-term accountability for its NEOs. Please see Stock Option Plans and Other Incentive Plans for a more detailed description of the Plan.

Risks Associated with Compensation Policies and Practices

The Corporation's executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its Shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include: (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements, and (iii) spreading compensation across short and long-term programs.

Director and Named Executive Officer Compensation

The following table sets forth compensation for each NEO and director of the Corporation for the two most recently completed financial years, excluding compensation securities.

Table of compensation excluding compensation securities
Name and position	Year ended January 31	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites(1) ($)	Value of all other compensation ($)	Total compensation ($)
Sheldon Kales(2) CEO, President and Director	2021	99,500	0	0	0	33,500	133,000
	2020	96,000	0	0	0	24,000	120,000
Rakesh Malhotra(3) CFO and Corporate Secretary	2021	43,550	0	0	0	0	43,550
	2020	38,066	0	0	0	0	38,066
Rahul Kushwah(4) COO and Director	2021	68,000	0	0	0	10,500	78,500
	2020	36,000	0	0	0	0	36,000

Table of compensation excluding compensation securities
Name and position	Year ended January 31	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites(1) ($)	Value of all other compensation ($)	Total compensation ($)
Tomas Sipos(5) Director	2021	0	0	0	0	0	0
	2020	0	0	0	0	0	0
Ajit Kumar(6)Director	202	0	0	0	0	0	0
	2020	0	0	0	0	0	0

Notes:

(1) "Perquisites" include perquisites provided to a NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director's total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director's salary for the financial year if the NEO or director's total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director's total salary for the financial year is $500,000 or greater.

(2) Sheldon Kales has been the CEO, President and a director of the Corporation since September 23, 2019.

(3) Rakesh Malhotra has been the CFO and Secretary of the Corporation since September 23, 2019.

(4) Rahul Kushwah was appointed as a director and CEO of the Corporation on December 12, 2018. On September 23, 2019 Mr. Kushwah resigned as CEO and was appointed as COO.

(5) Tomas Sipos has been a director of the Corporation since September 23, 2019.

(6) Ajit Kumar has been a director of the Corporation since September 23, 2019.

(7) The financial statements for fiscal year end January 31, 2020 included in this Circular are for the Corporation following the reverse takeover with Cultivar Holdings Ltd. Therefore figures prior to September 23, 2019 have not been included herein.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each NEO and director of the Corporation in the most recently completed year, January 31, 2021, for services provided or to be provided, directly or indirectly, to the Corporation.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Sheldon Kales CEO, President and Director	Stock options	1,625,000	April 6, 2020	$0.15	$0.15	$0.265	April 5, 2021
Rakesh Malhotra CFO and Corporat e Secretary	Stock options	200,000	April 6, 2020	$0.15	$0.15	$0.265	April 5, 2021
Rahul Kushwah COO and Director	Stock options	1,625,000	April 6, 2020	$0.15	$0.15	$0.265	April 5, 2021
Tomas Sipos Director	Stock options	200,000	April 6, 2020	$0.15	$0.15	$0.265	April 5, 2021
Ajit Kumar Director	Stock options	150,000	April 6, 2020	$0.15	$0.15	$0.265	April 5, 2021

 The following table discloses each exercise by a director or NEO of compensation securities during the most recently completed financial year, January 31, 2021. The only incentive award plan of the Company during such fiscal year was its Rolling Plan (as defined in Stock Option Plans and Other Incentive Plans below).

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Sheldon Kales CEO, President and Director	-	-	-	-	-	-	-
Rakesh Malhotra CFO and Corporate Secretary	Stock options	100,000	$0.15	7/6/2020	$0.69	$0.54	$54,000
	Stock options	50,000	$0.15	10/14/2020	$0.56	$0.41	$20,500

Rahul Kushwah COO and Director	-	-	-	-	-	-	-
Tomas Sipos Director	-	-	-	-	-	-	-
Ajit Kumar Director	-	-	-	-	-	-	-

Stock Option Plans and Other Incentive Plans

On November 21, 2021, the Board adopted the Plan to replace its former option plan adopted by the Corporation in 2019, which consisted of a 10% "rolling" stock option plan (the "Rolling Plan"). The Plan also includes "rolling" Options which provide for the issuance of such number of Options as is equal to up to 10% of the issued and outstanding Common Shares of the Corporation from time to time, and such number of RSUs and DSUs as is equal to up to 10% of the issued and outstanding Common Shares of the Corporation from time to time. The purpose of the Plan is to: (i) increase the interest in the Corporation's welfare by its directors, officers, senior executives, other employees and consultants ("Eligible Participants"); and (ii) to retain and reward certain Eligible Participants, and attract and retain other persons to the Corporation. The Plan is administered by the Board, which has full and final authority with respect to the granting of all Awards thereunder.

Options may be granted under the Plan to such Eligible Participants of the Corporation and its affiliates, if any, as the Board may from time to time designate. The vesting provisions of Options will be determined by the Board, but will not vest before the first anniversary from the date granted, unless otherwise determined. The exercise price of Options will be determined by the Board, but such price will not be less than the market value of such Common Shares at the time of the grant. All Options granted under the Plan may be exercisable for a period of up to ten (10) years.

DSUs may be awarded to eligible directors by the Board and may form all or a portion of a director's annual retainer fee, to be received in the form of Common Shares or cash equivalents, or a combination of both. DSUs may be redeemed after the director's termination date for a period of up to two years or less, as determined, by providing a DSU Redemption Notice (as defined in the Plan) to the Corporation. If a DSU Redemption Notice is not received by the Corporation on or before the 90th day following the termination date, the director shall be deemed to have delivered a DSU Redemption Notice and the Corporation shall redeem all of the eligible director's DSUs in exchange for Common Shares or cash equivalent.

RSUs may be awarded to a recipient by the Board, subject to meeting certain performance criteria to acquire Common Shares at a price determined by the Board in the form of Common Shares or cash equivalents, or a combination of both. The Board shall determine the vesting terms, but the vesting of RSUs shall not commence before the first anniversary from the date granted, unless otherwise determined. The applicable restriction period for an RSU shall be determined by the Board, except for Eligible Participants subject to the Income Tax Act (Canada), the restricted period shall end no later than December 31 of the calendar year which is three years after the calendar year in which the RSU is granted. The number of vesting RSUs shall be determined by whether certain performance criteria or other conditions are met by the recipient.

Awards may terminate as follows: (i) immediately in the event of dismissal with cause; (ii) 30 days from date of termination other than for cause; (iii) after 90 days from the date of disability; or (iv) 90 days from the date of death. Awards granted under the Plan are not transferable or assignable and may only be exercised by the participant to whom the Award was granted, or upon death or incapacity by a legal representative, or with the Corporation's prior written approval and subject to conditions set by the Corporation.

The above description is qualified entirely by and subject to the terms and conditions of the Plan.

Upon request, the Corporation will promptly provide a copy of the Plan free of charge to a Shareholder. A Shareholder may contact the Corporation at its head office at 3000 - 77 King Street West, Toronto, ON M5K 1G8, to request a copy.

Employment, Consulting and Management Agreements

As of the date hereof, there are no written contracts or agreements that provide for payment to a director or NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in a director or NEO's responsibilities other than below:

• Effective July 1, 2020, the Corporation signed a two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $8,500 for CEO services which effective September 1, 2021 was revised to $10,000 per month. In addition, the Corporation pays the CEO rent in the amount of $2,000 per month and $1,500 per month for his use of a vehicle.

• Effective July 1, 2020, the Corporation signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $6,000 for COO services which effective May 1, 2021, was revised to $8,500 per month. In addition, the Corporation pays $1,500 per month for his use of a vehicle.

CORPORATE GOVERNANCE

Board of Directors

The Board currently consists of four (4) directors. The Board has concluded that Tomas Sipos and Ajit Kumar are "independent" for purposes of Board membership, as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices. By virtue of their current positions as President and CEO and as COO, Sheldon Kales and Rahul Kushwah are not considered to be "independent". A member of the Board is considered to be independent if the member has no direct or indirect material relationship with the issuer. A material relationship means a relationship which could, in the view of the reporting issuer's Board, reasonably interfere with the exercise of a member's independent judgment.

Directorships

The following table provides a list of the Corporation's NEOs and directors who have held officer or director positions with reporting issuers over the past five (5) years:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	Term
Rahul Kushwah	Predictmedix Inc.	CSE;	Director	December 2018 to
		OTCQB		present

			COO	September 2019 to
present

	DeepSpatial Inc.	CSE;	Director	December 2020 to
		OTCQB		present

			CEO	December 2020 to
present
Sheldon Kales	Predictmedix Inc.	CSE;	Director, President	September 2019 to
		OTCQB	and CEO	present

	DeepSpatial Inc.	CSE;	Director and	December 2020 to
		OTCQB	Chairman	present

	Hopewell Capital	TSXV	Director	January 2017 to
	Corporation			present

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	Term
Tomas Sipos	Predictmedix Inc.	CSE;	Director	September 2019 to
		OTCQB		present

	DeepSpatial Inc.	CSE;	Director	December 2020 to
		OTCQB		present

Rakesh Malhotra	DeepSpatial Inc.	CSE;	CFO and	December 2020 to
		OTCQB	Secretary	present

	Nerds on Site Inc.	CSE;	CFO	December 2017 to
		OTCQB		present

	Aion Therapeutic Inc.	CSE	CFO	December 2018 to
present

	Predictmedix Inc.	CSE;	CFO	September 2019 to
		OTCQB	Corporate	present
Secretary

	Security Devices	CSE;	CFO	January 2007 to
	International, Inc.	OTCQB		November 2019

	Binovi Technologies	TSX-V;	CFO	January 2019 to
	Inc.	OTCQB		present

Ajit Kumar	Predictmedix Inc.	CSE;	Director	September 2019 to
		OTCQB		present

Orientation and Continuing Education

The Board is comprised of individuals with either prior experience as a director or publicly listed issuer or a private entity or with significant business experience as a senior business manager. While the Corporation currently has no formal orientation and education program for new Board members, sufficient information (such as annual reports, prospectuses, proxy solicitation materials, budgets and operations reports) is provided to new Board members to ensure that each new director is familiar with the business of the Corporation and the functions of the Board. In addition, new directors are encouraged to meet with senior management.

Ethical Business Conduct

Ethical business conduct and behaviour is of great importance to the Board and management of the Corporation. The Board has discussed the adoption of a written code of conduct, but it has not yet adopted a written code. The Corporation does expect that each of the directors, officers and employees conduct themselves ethically and within the confines of professional behaviour, including the avoidance of conflicts of interest, protection and proper use of Corporation information, compliance with laws, rules and regulations and reporting of illegal or unethical behaviour.

Any director or officer of the Corporation shall disclose in writing or request to have it entered into the minutes of Board's meeting or any of the committees of the directors the nature and extent of any interest in a material contract or a material transaction, whether made or proposed, as soon as the director or officer becomes aware of such a contract or transaction. In such a case, the director shall abstain from voting on any resolution to approve such a contract or transaction.

Nomination of Directors

The Board is entrusted with reviewing on a periodic basis the composition of the Board and, when appropriate, with maintaining a list of potential candidates for Board membership and interviewing potential candidates for Board membership.

Assessments

The Board does not formally review the contribution and effectiveness of the Board, its members or its committees. The Board believes that its size facilitates an informal review process through discussion and evaluation between the members.

Pension Plan Benefits

The Corporation does not have a pension plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at fiscal year ended January 31, 2021, information with respect to the Corporation's compensation plans under which equity securities are authorized for issuance:

	Number of securities	Weighted-average	Number of securities
	to be issued upon	exercise price of	remaining available
	exercise of	outstanding options	for future issuance
	outstanding options		under equity
compensation plans
(excluding securities
reflected in column
Plan Category			(a))
	(a)	(b)	(c)
Option plan approved by securityholders	9,095,000	$0.18	-
Equity compensation plans not approved by security holders	-	-	-
Total	9,095,000	$0.18	-

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Corporation's directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, indebted to the Corporation or any of its subsidiaries in connection with a purchase of securities or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Corporation or a subsidiary of the Corporation at any time since the commencement of the Corporation's most recently completed fiscal year, the proposed nominees for election to the board of directors of the Corporation, any person or Corporation who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction, or has any such interest in any proposed transaction, which has materially affected or would materially affect the Corporation.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's comparative annual financial statements and management's discussion and analysis. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Upon request to the COO of the Corporation, it will provide (to any person) a copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation's most recently completed financial year, together with the report of the auditor, related management's discussion and analysis, and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements. To obtain paper copies of Proxy-Related Material free of charge by calling the Transfer Agent at 1 (604) 559-8880 or by emailing info@TransferAgent.ca.

OTHER MATTERS

As of the date of this Circular, the Board and management of the Corporation are not aware of any matters to come before the Meeting other than those matters specifically identified in the accompanying Notice of Meeting. However, if such other matters properly come before the Meeting or any adjournment(s) thereof, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

BOARD APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED this 5th day of April, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Sheldon Kales"
Sheldon Kales President, Chief Executive Officer and Director

SCHEDULE "A"

PREDICTMEDIX INC.

(the "Company")

AUDIT COMMITTEE CHARTER

This Charter establishes the composition, the authority, roles and responsibilities and the general objectives of the Company's audit committee, or its Board of Directors in lieu thereof (the "Audit Committee"). The roles and responsibilities described in this Charter must at all times be exercised in compliance with the legislation and regulations governing the Company and any subsidiaries.

Composition

(a) Number of Members. The Audit Committee must be comprised of a minimum of three directors of the Company, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation.

(b) Chair. If there is more than one member of the Audit Committee, members will appoint a chair of the Audit Committee (the "Chair") to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Audit Committee for any number of consecutive terms.

(c) Financially Literacy. All members of the audit committee will be financially literate as defined by applicable legislation. If upon appointment a member of the Audit Committee is not financially literate as required, the person will be provided with a period of three months to acquire the required level of financial literacy.

Meetings

(a) Quorum. The quorum required to constitute a meeting of the Audit Committee is set at a majority of members.

(b) Agenda. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Audit Committee members for members to have a reasonable amount of time to review the materials prior to the meeting.

(c) Notice to Auditors. The Company's auditors (the "Auditors") will be provided with notice as necessary of any Audit Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor's duties.

(d) Minutes. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.

Roles and Responsibilities

The roles and responsibilities of the Audit Committee include the following:

External Auditor

The Audit Committee will:

(a) Selection of the external auditor. Select, evaluate and recommend to the Board, for shareholder approval, the Auditor to examine the Company's accounts, controls and financial statements.

(b) Scope of Work. Evaluate, prior to the annual audit by the Auditors, the scope and general extent of the Auditor's review, including the Auditor's engagement letter.

(c) Compensation. Recommend to the Board the compensation to be paid to the external auditors.

(d) Replacement of Auditor. If necessary, recommend the replacement of the Auditor to the Board of -18- Directors.

(e) Approve Non-Audit Related Services. Pre-approve all non-audit services to be provided by the Auditor to the Company or its subsidiaries.

(f) Direct Responsibility for Overseeing Work of Auditors. Must directly oversee the work of the Auditor. The Auditor must report directly to the Audit Committee.

(g) Resolution of Disputes. Assist with resolving any disputes between the Company's management and the Auditors regarding financial reporting. Consolidated Financial Statements and Financial Information

The Audit Committee will:

(h) Review Audited Financial Statements. Review the audited consolidated financial statements of the Company, discuss those statements with management and with the Auditor, and recommend their approval to the Board.

(i) Review of Interim Financial Statements. Review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board.

(j) MD&A, Annual and Interim Earnings Press Releases, Audit Committee Reports. Review the Company's management discussion and analysis, interim and annual press releases, and audit committee reports before the Company publicly discloses this information.

(k) Auditor Reports and Recommendations. Review and consider any significant reports and recommendations issued by the Auditor, together with management's response, and the extent to which recommendations made by the Auditor have been implemented.

Risk Management, Internal Controls and Information Systems

The Audit Committee will:

(l) Internal Control. Review with the Auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls. Remain informed, through communications with the Auditor, of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Company or from applicable laws or regulations.

(m) Financial Management. Periodically review the team in place to carry out financial reporting functions, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions.

(n) Accounting Policies and Practices. Review management plans regarding any changes in accounting practices or policies and the financial impact thereof.

(o) Litigation. Review with the Auditors and legal counsel any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the consolidated financial statements.

(p) Other. Discuss with management and the Auditors correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company's financial statements or disclosure.

Complaints

(q) Accounting, Auditing and Internal Control Complaints. The Audit Committee must establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

(r) Employee Complaints. The Audit Committee must establish a procedure for the confidential transmittal on condition of anonymity by the Company's employees of concerns regarding questionable accounting or auditing matters.

Authority

(a) Auditor. The Auditor, and any internal auditors hired by the company, will report directly to the Audit Committee.

(b) To Retain Independent Advisors. The Audit Committee may, at the Company's expense and without the approval of management, retain the services of independent legal counsels and any other advisors it deems necessary to carry out its duties and set and pay the monetary compensation of these individuals.

Reporting

The Audit Committee will report to the Board on:

(a) the Auditor's independence;

(b) the performance of the Auditor and any recommendations of the Audit Committee in relation thereto;

(c) the reappointment and termination of the Auditor;

(d) the adequacy of the Company's internal controls and disclosure controls;

(e) the Audit Committee's review of the annual and interim consolidated financial statements;

(f) the Audit Committee's review of the annual and interim management discussion and analysis;

(g) the Company's compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(h) all other material matters dealt with by the Audit Committee.